Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our report dated October 13, 2006, except for paragraphs three and four of note 26 as to which the date is December 18, 2007 with respect to the combined balance sheets of the Wireless Infrastructure business of Filtronic plc as of May 31, 2006 and 2005, and the related combined statements of income and cash flows for the years then ended, which report appears in the Form 8-K/A (Amendment No. 1) of Powerwave Technologies, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Plc.

Leeds, England

December 19, 2007